

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Jacob (Kobi) Marinka
Chief Executive Officer
Arbe Robotics Ltd.
107 HaHashmonaim St.
Tel Aviv-Yafo, Israel

> **Re: Arbe Robotics Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed March 22, 2023**
> **File No. 001-40884**

Dear Jacob (Kobi) Marinka:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 15. Controls and Procedures, page 85

1. Please file an amended Form 20-F to include management's report on internal control over financial reporting. Refer to Item 15(b) of Form 20-F and Question 2 of the Frequently Asked Questions for Exemptive Order on Management's Report on Internal Control over Financial Reporting available at: https://www.sec.gov/divisions/corpfin/faq012105.htm.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Jacob (Kobi) Marinka
Arbe Robotics Ltd.
April 26, 2023
Page 2

      You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology